Exhibit 99.2 – Capitalisation and Indebtedness
The following table sets out the Group’s capitalisation, indebtedness and contingent liabilities on a consolidated basis, in accordance with IFRS, as at 31 March 2024.

As at 31.03.24
m
Share Capital of Barclays PLC
Ordinary shares - issued and fully paid shares of £0.25 each	15,091

£m
Group equity
Called up share capital and share premium	4,302
Other equity instruments	13,241
Other reserves	(733)
Retained earnings	54,870
Total equity excluding non-controlling interests	71,680
Non-controlling interests	660
Total equity	72,340
Group indebtedness
Subordinated liabilities	10,543
Debt securities in issue	108,247
Total indebtedness	118,790
Total capitalisation and indebtedness	191,130
Group contingent liabilities and commitments
Guarantees and letters of credit pledged as collateral security	16,930
Performance guarantees, acceptances and endorsements	7,746
Total contingent liabilities	24,676
Documentary credits and other short-term trade related transactions	2,659
Standby facilities, credit lines and other commitments	397,111
Total commitments	399,770

Barclays PLC	1